Maintaining our profitability and ensuring our growth



2003 ANNUAL REPORT

RICHMONT



CANADA
Quebec
Ontario
Newfoundland
Rouyn-Noranda
Timmins
Val-d'Or
Montreal
St. John's
Toronto

Ontario
- Island Gold Property
- Sewell Property
- Cripple Creek Property

Quebec
- Francoeur Mine
- Wasamac Property
- East Amphi Property
- Camflo Mill
- Camflo Northwest Property
- Beaufor Mine
- Monique Property

Newfoundland
- Valentine Lake Property
- Nugget Pond Mill
- Hammerdown Mine

2003

> Annual gold sales of 92,892 ounces
> Net earnings of $5 million, or $0.32 per share
> Cash flow from operations of $10.9 million
> Acquisition of the East Amphi property
> Total of $4.8 million in exploration work
> Reserves and resources increased to 910,300 ounces of gold

	2003	2002 (Restated)	2001 (Restated)
Results *(millions of CAN$)*			
Revenues	**50.3**	51.8	35.0
Net earnings	**5.0**	7.1	1.3
Cash flow from operations before net change in non-cash working capital	**10.9**	16.0	9.0
Results per share *(CAN$)*			
Net earnings	**0.32**	0.46	0.09
Financial position *(millions of CAN$)*			
Total assets	**53.5**	46.0	33.0
Working capital	**31.2**	29.8	14.3
Gold production *(ounces)*	**92,601**	103,535	73,344
Gold sales *(ounces)*	**92,892**	102,690	81,153
Total reserves and resources *(ounces)*	**910,300**	760,500	703,000

Current economic conditions and the increase in the market price of gold have allowed the Richmont Mines team to take advantage of unique opportunities by acquiring promising new exploration properties. As a result, the Company is now positioned to increase its production in the years ahead.

> Our Message to Shareholders

In terms of the increase in the market price of gold, 2003 was a particularly remarkable year. Indeed, the average price of gold in 2003 was US$363 per ounce compared with an average price of US$310 in 2002. However, the rebounding Canadian dollar, which rose in value from an average of US$0.64 in 2002 to an average of US$0.71 in 2003, limited the benefits of the increase in the gold price for Canadian producers.

In view of this situation, Richmont Mines strengthened its commitment to becoming an intermediate gold producer, which is why the Company has focused on developing its exploration properties and on making very promising strategic acquisitions.

To this end, Richmont Mines set itself apart by acquiring interests in the following properties: in chronological order, Hammerdown Extension in Newfoundland, Camflo Northwest in Quebec's Abitibi region, Island Gold in Ontario, Valentine Lake in Newfoundland and East Amphi in Abitibi.

Located, for the most part, near mills or sites currently owned by Richmont Mines, these properties offer various advantages: shallow deposits, high grades of gold and major gold structures.

In terms of results, Richmont Mines' production declined slightly in 2003, totalling 92,601 ounces of gold compared with 103,535 ounces of gold in 2002. The Beaufor Mine produced 54,803 ounces of gold in 2003, while the Hammerdown Mine produced 37,798 ounces. It is important to note that exploration at the Beaufor Mine replaced the majority of its reserves mined in 2003. The Company's net earnings for 2003 were $5,034,541, or $0.32 per share, compared with $7,072,568, or $0.46 per share, in 2002.

Cash flow from operations before net change in non-cash working capital totalled $10,900,358 in 2003 compared with $16,032,057 in 2002. Furthermore, Richmont Mines' average cash production cost increased to US$240 per ounce from US$162 per ounce in 2002. This increase is mainly attributable to the appreciation of the Canadian dollar and to the gold grades obtained in 2003, which were closer to reserve grades.

With regard to investments in exploration, 2003 was a very key year for Richmont Mines. Indeed, its exploration expenses totalled $4.8 million. By focusing its efforts on advanced exploration properties, the Company is maximizing its growth potential and greatly minimizing the risks associated with grass-roots exploration.

Total gold sales



83
78
81
103
93
Year
99
00
01
02
03
Thousands of ounces

Cash cost per ounce of gold



400
300
200
100
191
284
191
284
166
257
162
254
240
336
Year
99
00
01
02
03
US$
CAN$

In terms of production targets for 2004, Richmont Mines expects to produce approximately 71,000 ounces of gold, 52,000 ounces at the Beaufor Mine and 19,000 ounces at the Hammerdown Mine, where operations are scheduled to cease in June 2004 due to the depletion of its reserves. Further exploration on promising sites will remain Richmont Mines' strategic focus throughout the year. In fact, the Company has allocated an exploration budget of $3 million, which will be supplemented by the $2.5 million that Patricia Mining Corp. will invest in the Island Gold project. An extensive exploration program will also be initiated on the East Amphi property in 2004. Over the course of the year, a total of $7 million will be invested in this property, which already contains resources of 253,000 ounces of gold.

As for industry-wide trends, experts agree that conditions will remain favourable in 2004 and anticipate that the price of gold will continue to rise. For its part, Richmont Mines always distinguishes itself by having only 16 million shares outstanding, no long-term debt and, as at December 31, 2003, working capital of $31.2 million.

In closing, we would like to join the management team in warmly thanking each and every employee who contributes to the success of Richmont Mines. We would also like to thank the members of the Board of Directors who, by sharing their knowledge and expertise, demonstrate their commitment to ensuring that Richmont Mines remains a future-oriented company. The synergy at the heart of our organization has allowed us to consolidate our position as a gold producer and has prepared us to pursue our growth with a view to becoming an intermediate producer.

Louis Dionne
President and Chief Executive Officer

Jean-Guy Rivard
Chairman of the Board

February 19, 2004

Our Company's Structure

RICHMONT

- **Newfoundland** DIVISION
  - **100%** Hammerdown Mine
  - **100%** Nugget Pond Mill
- **Quebec** DIVISION
  - **50%** Beaufor Mine
  - **69%** Louvem Mines Inc.
    - **50%** Beaufor Mine
  - **100%** East Amphi Property
  - **100%** Camflo Mill Inc.
  - **100%** Francoeur Mine

Our Gold Reserves and Resources

	Proven and probable reserves			Measured and indicated resources			Total (reserves and resources)		
December 31	tons	grade	ounces	tons	grade	ounces	tons	grade	ounces
Hammerdown Mine	45,000	0.37	16,750	33,900	0.43	14,550	78,900	0.40	31,300
Beaufor Mine	1,018,000	0.23	232,000	845,800	0.20	166,500	1,863,800	0.21	398,500
Francoeur Mine	-	-	-	975,000	0.23	227,500	975,000	0.23	227,500
East Amphi Property	-	-	-	1,850,000	0.14	253,000	1,850,000	0.14	253,000
Total	**1,063,000**	**0.23**	**248,750**	**3,704,700**	**0.18**	**661,550**	**4,767,700**	**0.19**	**910,300**

Proven mineral reserves

Proven mineral reserves are the economically mineable part of measured mineral resources demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserves

Probable mineral reserves are the economically mineable part of indicated and, in some circumstances, measured mineral resources, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.



JULES RIOPEL, M.Sc., P.Geo.

Principal Geologist – Exploration

Mr. Riopel has more than 15 years of mining exploration experience with major companies, such as Noranda and Cambior. He holds a Master's degree in Geology with a specialization in Structural Geology. Mr. Riopel has been part of the Richmont Mines team since August 2002 and is in charge of coordinating all exploration work on the mining sites and exploration properties. Relying on his vast experience and thorough analyses, he also evaluates potential projects to foster Richmont Mines' development activities.

His mission: Finding gold



JULES RIOPEL

Our Production

In 2003, Richmont Mines produced a total of 92,601 ounces of gold, 54,803 ounces at the Beaufor Mine and 37,798 ounces at the Hammerdown Mine. Production was down slightly from 2002, when the Company produced 103,535 ounces of gold. Richmont Mines' sales for 2003 totalled 92,892 ounces of gold produced at an average cash cost of US$240 compared with 102,690 ounces of gold at an average cash cost of US$162 in 2002. This trend reflects the increase in the value of the Canadian dollar and the lower gold grades of the ore processed.

Total gold production

Thousands of ounces



84
79
73
104
93
99
00
01
02
03





Quebec
Camflo Mill
Beaufor Mine
Newfoundland
Nugget Pond Mill
Hammerdown Mine


Shaft 5 / Perron
Zone 32
Level 625
Zone 8
1,000 ft.
Beaufor Fault
Level 1,250
Level 1,500
Level 1,750
2,000 ft.
Level 2,000
Zones B and C
Zone K
3,000 ft.
Reserves and resources
Potential areas
Mined areas
Fault
250 ft.
Beaufor
Mine

BEAUFOR MINE

In 2003, the Beaufor Mine produced a total of 54,803 ounces of gold at a cash cost of US$245. During the year, the work required to secure the mine was completed, as were the offices housing the administrative, engineering and geological staff. Furthermore, in order to update its facilities Richmont Mines continued underground development on the property and purchased new production equipment, part of a total of approximately $1.3 million invested in 2003.

Richmont Mines would also like to highlight the efforts its employees have made to ensure that the Beaufor Mine is a safe place to work. In fact, in July 2003, the Beaufor Mine passed the one-year mark without a compensable accident, thus solidifying its exemplary safety record.

The exploration work conducted in 2003 allowed the Beaufor Mine to replace the bulk of its gold reserves as well as to ensure its viability and its capacity to maintain production in the future. It is important to note that the proven and probable reserves of the mine fell only slightly in 2003, declining to 232,000 ounces of gold from 246,000 ounces in 2002, despite the production of almost 55,000 ounces of gold. These reserves are primarily located in Zones B and C .

In 2004, Richmont Mines will pursue its exploration work at Beaufor Mine by investing $1 million. This work will mainly involve drilling laterally and at depth in Zones B, C and 8.

With most of its reserves having been replaced in 2003, future operations will continue to be maintained at the Beaufor Mine.



His strength: Managing mining operations efficiently and professionally



MICHEL LABONTÉ



MICHEL LABONTÉ

Manager – Beaufor Mine and Camflo Mill

Mr. Labonté has over 28 years of experience in the mining sector. He has held various positions in major mining companies in Quebec and Tanzania. Mr. Labonté joined the Richmont Mines team in April 2003 as Manager of the Beaufor Mine and Camflo Mill, where he oversees operations effectively thanks to his skills, experience and professionalism.

Production Data

	2003 Beaufor Mine	2002 Beaufor Mine	2003 Hammerdown Mine	2002 Hammerdown Mine
Tons processed	**277,784**	223,163	**99,343**	102,890
Grade	**0.20**	0.25	**0.39**	0.48
Gold recovery (%)	**98.7**	99.0	**96.9**	96.9
Ounces produced	**54,803**	56,065	**37,798**	47,470
Ounces sold	**55,774**	54,374	**37,118**	48,316
Cash cost / ounce sold	**US$245**	US$163	**US$230**	US$159

> HAMMERDOWN MINE

In 2003, the Hammerdown Mine produced a total of 37,798 ounces of gold at a cash cost of US$230 compared with 47,470 ounces of gold at a cash cost of US$159 in 2002. Lower grades and the appreciation of the Canadian dollar account for this decline in production and increase in cash cost. Furthermore, since operations at the mine are winding down, fewer workings were available, which also had a negative impact on production costs.

Based on proven and probable reserves of 16,750 ounces of gold, the mine will remain active until June 2004. Prior to then, Richmont Mines will carry out further exploration work to verify the possibility of adding new reserves and extending the active life of the Hammerdown Mine.

> CAMFLO AND NUGGET POND MILLS

During 2003, the Camflo Mill processed 277,784 tons of ore compared with a total of 223,163 tons in 2002. While continuing to process the ore produced at the Beaufor Mine, the mill will increase its activities in 2004. A portion of its surplus capacity is expected to be used to process approximately 50,000 tons of ore for custom milling clients in 2004.

As for the Nugget Pond Mill, if the Hammerdown Mine does indeed cease operations in June 2004, Richmont Mines will maintain its processing facilities in good condition because Nugget Pond is the only active gold mill in Newfoundland. Furthermore, several exploration programs are currently under way in the vicinity of the mill. It may thus be used for custom milling or to process ore from future Richmont Mines projects in the area.



An increase in ore processing operations is expected in 2004 at the Camflo Mill.

Our Exploration Work

Richmont Mines carried out a considerable amount of exploration work in 2003, investing a total of $4.8 million in this activity. This allowed the Company to replace the majority of its reserves at the Beaufor Mine and to initiate exploration on three of its nine promising gold properties. In addition, Richmont Mines also invested over $7 million to acquire new properties in 2003.

Exploration and project evaluation

Thousands of CAN$



190
460
3,728
4,821
4,000
PROJECTED
$5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04





Ontario
- Island Gold Property
- Sewell Property
- Cripple Creek Property

Quebec
- Francoeur Mine
- Wasamac Property
- East Amphi Property
- Camflo Northwest Property
- Monique Property

Newfoundland
- Valentine Lake Property


INDEX
Resources
Potential areas
Overburden
Existing drift
2004 drift
2005 drift
150 ft.
Open pit
300 ft.
600 ft.
900 ft.
1,200 ft.
1,500 ft.
A1
A2
A3
A6
B1
B2
Level 120
Level 150
Level 175
Level 200

East Amphi
Property

EAST AMPHI

In December 2003, Richmont Mines paid $7 million in cash to acquire a 100% interest in the East Amphi property, located near Malartic in Quebec's Abitibi region. According to an SNC-Lavalin study conducted in 2002, the East Amphi property contains measured and indicated resources of 1.85 million tons grading 0.14 ounces of gold per ton, or 253,000 ounces of gold. The portion classified as measured resources comprises 535,000 tons grading 0.17 ounces of gold per ton, or 90,000 ounces.

A major $7-million exploration program will be carried out on the East Amphi property in 2004. The work will begin during the first quarter of 2004 with an underground exploration program designed to facilitate the conversion of resources to reserves and to identify additional reserves and resources. This will mainly involve driving an access ramp to Level 175, developing the lateral extensions of the exploration drifts on three levels of the main deposit area, as well as a major drilling campaign. To gather more information about other areas on the property, a surface exploration program will be carried out in conjunction with this underground work.

The East Amphi property has numerous advantages. In fact, it is less than 10 miles away from the Camflo Mill, whose current supply of ore represents 60% of its processing capacity. Since the East Amphi project is a shallow deposit, where the actual resources are within 750 feet of the surface and the average thickness of the ore zones is close to 20 feet, it has the potential to be very profitable.



Exploration of the East Amphi property in Abitibi will begin in 2004 with a major investment of $7 million.


500 ft.
1,000 ft.
1,500 ft.
2,000 ft.
0.17/6.6
0.58/6.6
0.58/6.6
a
b
Lochalsh Zone
Island Zone
Resources
Potential areas
Overburden
Existing drift
2004 drift
opt/ft.
(true thickness)
250 ft.
Island Gold
Property

ISLAND GOLD

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. for an option to acquire a 55% undivided interest in the Island Gold project, located 28 miles from Wawa in northeastern Ontario.

Richmont Mines' investment will be used to finance a portion of a $2.5-million exploration program involving surface drilling, the dewatering of the decline, underground drilling, as well as the lateral and vertical underground infrastructures. This work is scheduled to be completed in September 2004. Richmont Mines will then be entitled to exercise its option and bring the mine into commercial production by investing a maximum of $10 million in development work over two years. The Company would then acquire a 55% interest as well as the right to manage this joint venture.

The advantages of the Island Gold property include the presence of numerous on-site infrastructures. With a mill capable of processing up to 650 tons of ore per day, an access ramp 4,200 feet long, as well as drifts and raises on two levels providing access to the main gold zone, Island Gold has great economic potential. Furthermore, since the Island Gold deposit is quite shallow, very little of the exploration work has extended beyond a depth of 800 feet.

Patricia Mining Corp. estimated the resources to be 2.2 million tons grading 0.24 ounces of gold per ton, for a total of 544,000 ounces of gold. Richmont Mines' primary objective is to confirm the presence of approximately 1 million tons of reserves so the work required to develop the mine can begin at the end of 2004.

A mill capable of processing up to 650 tons of ore per day is a significant asset for the Island Gold project.




INDEX
Potential areas
opt/ft.
(core length)
300 ft.
Valentine Lake
Property
300 ft.
600 ft.
900 ft.
1,200 ft.
0.21/9.2
0.33/6.6
0.13/13.1
0.18/15.4
0.22/13.1
0.15/6.6
0.27/31.5
0.43/7.5
0.70/9.8
0.13/6.9
0.09/14.8
0.12/13.5

> VALENTINE LAKE

In November 2003, Richmont Mines signed an agreement with Mountain Lake Resources Inc. providing the Company with an option to acquire a 70% interest in the Valentine Lake property in Newfoundland. According to this agreement, Richmont Mines must invest $2.5 million in exploration work by October 31, 2007 to acquire its 70% interest.

The Valentine Lake property includes a major system of quartz-tourmaline veins containing high grades of gold, with intersections of 0.70 ounces of gold per ton over 10 feet and 0.27 ounces of gold per ton over 31 feet. This gold system was identified by means of 2,600 feet of drilling, and remains open laterally and at depth as of 600 feet beneath the surface.

Richmont Mines has undertaken $150,000 in exploration work during the due diligence period, which will end on March 31, 2004. The Company will then be able to pursue the exploration work and acquire its interest in the property.

> MONIQUE

The Monique property is located in the Val-d'Or mining camp, 10 miles east of the Beaufor Mine. Louvem Mines Inc., a 69%-owned subsidiary of Richmont Mines, holds an 81% interest in this property. Located within 1,000 feet of the surface, these resources remain open at depth. The gold mineralization is present in networks of quartz veins embedded in major shear zones.

In 2004, Louvem Mines Inc. plans to carry out a $250,000 exploration program, mainly involving drilling activities to verify the extension at depth of the existing resources.



$150,000 and $250,000 exploration programs will be conducted on the Valentine Lake and Monique properties, respectively, throughout 2004.


INDEX
Resources
Potential areas
Mined areas
opt/ft.
(true thickness)
500 ft.
Wasamac
Property
500 ft.
1,000 ft.
1,500 ft.
2,000 ft.
Level 400
Level 800
0.21/6.6
0.27/13.9
0.11/8.2
0.24/11.5
0.12/22.3
0.12/10.5
0.08/6.6
0.11/6.6
0.22/6.1
0.13/6.8
0.18/6.0
0.24/16.4
0.12/5.5
0.15/27
0.28/5.5
0.25/8.9
0.18/5.5
0.13/8.4
Old drill hole
2002-2003 drill hole

WASAMAC

On the Wasamac property, located four miles east of the Francoeur Mine, $550,000 in exploration work was carried out in 2003 and continues to generate very encouraging results. The most significant result is the identification of inferred resources of 1 million tons grading 0.21 ounces of gold per ton. These resources, which remain open at depth, were defined by means of 32,450 feet of drilling between 1,000 and 2,300 feet below the surface. The gold mineralization is associated with a dissemination of pyrite in areas with strong albite and hematite alteration within the Wasamac shear zone.

In 2004, Richmont Mines plans to invest approximately $500,000 in exploration work. The objective of this project is to identify resources of approximately 3 million tons grading higher than 0.20 ounces of gold per ton.

SEWELL AND CRIPPLE CREEK

Richmont Mines prepared an exploration program for the Sewell and Cripple Creek properties, located west of the Timmins mining camp in Ontario.

In 2004, Richmont Mines plans to invest approximately $500,000 to conduct exploration work, primarily surface drilling, on these properties. On the Sewell property, the extension beneath the 250-foot high-grade vein system, which includes intersections of 0.56 ounces of gold over eight feet to 0.28 ounces of gold over seven feet, will be verified. The drilling on the Cripple Creek property will assess the potential of three gold shear zones containing intersections of 0.19 ounces of gold per ton over 15 feet and 0.15 ounces of gold per ton over 18 feet.

From 1966 to 1971, the Wasamac Mine produced close to 250,000 ounces of gold.



> FRANCOEUR

During the first four months of 2003, Richmont Mines completed most of the definition drilling in the West Zone of the Francoeur Mine, for a total of 25,595 feet. Resources increased from 907,000 tons grading 0.26 ounces of gold per ton to 975,000 tons grading 0.23 ounces of gold per ton. An internal feasibility study demonstrated that any effort to resume production by sinking the existing shaft would be marginally profitable at the present time. For this reason, Richmont Mines has decided not to make the investments required to restart the Francoeur Mine. The Company has minimized its expenditures at the mine and will re-evaluate the project at a later date if market conditions improve. Then, an exploration program to verify the continuity of the West Zone at depth and to increase the project resources will be considered.

> CAMFLO NORTHWEST

In August 2003, Richmont Mines entered into an agreement with SOQUEM Inc. for the Camflo Northwest gold project. This project is located near Malartic, adjacent to the western boundary of the Camflo property, where Richmont Mines already operates a mill. By conducting $325,000 in exploration work by the end of 2006, Richmont Mines can acquire an 80% interest in this property.

A 5,200-foot drilling campaign was carried out during the fourth quarter of 2003 to verify certain areas at depth. This $103,000 program confirmed the presence of two anomalous gold structures ranging from 23 to 46 feet in length but did not identify any economic intersections, the best value being 0.22 ounces of gold per ton over two feet.

A budget of $32,500 has been allocated to complete the current program in 2004.

Total reserves and resources of Richmont Mines

Thousands of ounces of gold


434
604
703
760
910
99
00
01
02
03


18

Exploration work will be conducted at the Camflo Northwest property in 2004 to assess two anomalous gold structures discovered in 2003.

Quarterly Review

	Quarter 1st		2nd		3rd		4th		Year 2003	
KEY FINANCIAL DATA *(thousands of CAN$)*										
Total revenues	9,697		15,536		11,505		13,571		**50,309**	
Operating costs	5,760		9,059		6,914		8,592		**30,325**	
Royalties	152		284		198		217		**851**	
Administration	658		766		609		739		**2,772**	
Exploration and evaluation of projects	1,685		1,401		605		(65)		**3,626**	
Accretion expense of asset retirement obligations	37		38		38		38		**151**	
Depreciation and depletion	827		1,650		1,153		1,188		**4,818**	
Mining and income taxes	156		707		778		85		**1,726**	
Minority interest	222		316		223		244		**1,005**	
Net earnings	200		1,315		987		2,533		**5,035**	
Cash flow from operations before net change in non-cash working capital	1,355		3,031		2,544		3,970		**10,900**	
Acquisition of property, plant and equipment	247		633		331		8,065		**9,276**	
Cash, cash equivalents and short-term investments	28,193		30,821		32,688		30,084		**30,084**	
Working capital	31,481		33,968		34,760		31,184		**31,184**	
Shareholders' equity	38,016		39,532		40,485		43,608		**43,608**	
KEY PER-SHARE DATA *(CAN$)*										
Net earnings	0.01		0.09		0.06		0.16		**0.32**	
Weighted average number of common shares outstanding *(thousands)*	15,855		15,931		15,920		15,996		**15,926**	
Shares outstanding *(thousands)*	15,916		15,951		15,960		16,074		**16,074**	
OUNCES OF GOLD SOLD										
Beaufor Mine	11,452		15,754		12,804		15,764		**55,774**	
Hammerdown Mine	6,076		13,704		8,716		8,622		**37,118**	
Total	17,528		29,458		21,520		24,386		**92,892**	
KEY PER-OUNCE DATA	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**
Average exchange rate for 2003	*1.40*	*1.00*	*1.40*	*1.00*	*1.40*	*1.00*	*1.40*	*1.00*	***1.40***	***1.00***
Selling price	520	371	485	346	525	375	550	392	**518**	**370**
Market price	493	352	486	347	509	363	548	391	**509**	**363**
Cash cost										
Beaufor Mine	342	244	327	233	322	230	380	271	**344**	**245**
Hammerdown Mine	327	233	305	218	343	245	328	234	**323**	**230**
Weighted average	337	240	317	226	331	236	362	258	**336**	**240**
Depreciation and depletion	43	31	53	38	49	35	46	33	**49**	**35**
Total cost	380	271	370	264	380	271	408	291	**385**	**275**

Their commitment: Maximizing Richmont Mines' value for shareholders


S DIONNE
JEAN-GUY RIVARD



LOUIS DIONNE, Eng.

President and Chief Executive Officer

With a diploma in Mining Engineering to his credit, Mr. Dionne was employed for 17 years by Barrick Gold where he held the positions of Vice President and Senior Vice President of Underground Operations from 1988 to 2001. Mr. Dionne was appointed President and Chief Executive Officer of Richmont Mines in December 2002. His vast experience in the mining industry enables the Company to aggressively pursue its growth strategy.

JEAN-GUY RIVARD

Chairman of the Board

Founder of Richmont Mines, Mr. Rivard occupied the position of President and Chief Executive Officer until the end of 2002 and still holds the position of Chairman of the Board. Since 1984, he has secured more than $60 million in public and private financing and has transformed Richmont Mines from a junior exploration company into a producer of 100,000 ounces of gold annually.

Financial Review 1999 to 2003

(Years ended December 31)

	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	(Restated)
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	**50,309**	51,776	35,044	34,792	34,778
Production costs	**31,176**	26,079	20,777	22,906	25,242
Administration	**2,772**	3,874	1,660	1,197	1,391
Exploration and evaluation of projects	**3,626**	3,728	460	190	133
Evaluation and maintenance charges – Beaufor Mine	**-**	-	1,284	744	-
Accretion expense of asset retirement obligations	**151**	143	129	113	107
Expense of asset retirement	**-**	100	-	-	-
Depreciation and depletion	**4,818**	6,812	5,028	5,799	8,479
Mining and income taxes	**1,726**	3,936	1,123	2,063	55
Minority interest	**1,005**	31	-	(688)	(9)
Net earnings (loss) before write-down of mining assets	**5,035**	7,073	4,583	2,468	(620)
Write-down of mining assets	**-**	-	4,163	5,964	13,052
Recovery of mining and income taxes	**-**	-	(864)	(614)	(5,231)
Net earnings (loss)	**5,035**	7,073	1,284	(2,882)	(8,441)
Cash flow from operations before net change in non-cash working capital	**10,900**	16,032	8,976	9,552	7,466
Acquisition of property, plant and equipment	**9,276**	2,095	7,590	7,185	6,970
Cash, cash equivalents and short-term investments	**30,084**	30,979	15,606	11,252	8,121
Working capital	**31,184**	29,756	14,287	13,780	11,992
Shareholders' equity	**43,608**	37,149	26,493	25,216	28,896
KEY PER-SHARE DATA *(CAN$)*					
Net earnings (loss)	**0.32**	0.46	0.09	(0.19)	(0.55)
Weighted average number of common shares outstanding *(thousands)*	**15,926**	15,339	15,052	15,156	15,479
Shares outstanding *(thousands)*	**16,074**	15,747	15,051	15,057	15,407
OUNCES OF GOLD SOLD					
Beaufor Mine (50% in Richmont Mines from 1999 to 2000)	**55,774**	54,374	-	18,940	21,457
Hammerdown Mine	**37,118**	48,316	32,533	-	-
Francoeur Mine	**-**	-	34,500	20,406	21,198
Nugget Pond Mine	**-**	-	14,120	38,195	40,054
Total	**92,892**	102,690	81,153	77,541	82,709

KEY PER-OUNCE DATA	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**
Average exchange rate	***1.40***	***1.00***	*1.57*	*1.00*	*1.55*	*1.00*	*1.49*	*1.00*	*1.49*	*1.00*
Selling price	**518**	**370**	485	309	420	271	433	292	388	261
Market price	**509**	**363**	487	310	420	271	416	280	415	279
Cash cost										
Beaufor Mine (50% in Richmont Mines from 1999 to 2000)	**344**	**245**	256	163	-	-	348	234	351	236
Hammerdown Mine	**323**	**230**	251	159	178	115	-	-	-	-
Francoeur Mine	**-**	**-**	-	-	288	186	353	238	390	262
Nugget Pond Mine	**-**	**-**	-	-	362	234	211	142	205	138
Weighted average	**336**	**240**	254	162	257	166	284	191	284	191
Depreciation and depletion	**49**	**35**	61	39	60	39	63	42	95	64
Total cost	**385**	**275**	315	201	317	205	347	233	379	255

	2003	2002	2001	2000	1999
NUMBER OF EMPLOYEES	**232**	234	141	196	271

Management's Discussion and Analysis

(All dollar figures are in CAN$, unless otherwise stated)

In this report, the management of Richmont Mines seeks to present the highlights of the Company's activities in 2003. In addition to updated information about the prevailing market conditions in 2003, management's discussion and analysis reviews the Company's financial and operational activities. Readers are encouraged to consult the sections called "Our Production" and "Our Exploration Work" of the annual report for more detailed information about the Company's current and future operations. The significant accounting policies used by Richmont Mines as well as other financial information appear in the audited financial statements and the accompanying notes.

COMPANY PROFILE

Strategy and objectives

As a gold producer, Richmont Mines focuses its activities on advanced exploration as well as the development and operation of underground gold mines.

The Company's head office is located in Quebec's Abitibi region, and its operations are based in Quebec, Ontario and Newfoundland. Richmont Mines owns two operating mines, two mills and several exploration properties.

The Company's main objective is to enhance Richmont Mines' value for shareholders by augmenting its reserves and by increasing production by 250,000 ounces annually within three to five years. To this end, Richmont Mines plans to:

> Bring one or two of its exploration properties into commercial production. Its most promising properties are East Amphi, Island Gold and Wasamac.
> Continue to develop its existing mines (Beaufor and Hammerdown) through targeted exploration.
> Continue to control costs effectively.
> Acquire new projects.

A number of elements for the achievement of the Company's objectives are in place, including:

> Very favourable gold prices.
> Excellent exploration properties.
> A history of successful gold production by a management team with an average of over 20 years' experience.
> Expertise in narrow-vein deposits.
> A solid financial position ensuring access to the capital required to develop its projects.

Production for 2003

Richmont Mines' gold sales were slightly lower than anticipated, declining from 102,690 ounces in 2002 to 92,892 ounces in 2003. The Hammerdown Mine did not reach its production target, producing 37,798 ounces of gold at a cash cost of US$230 per ounce compared with 47,470 ounces at a cash cost of US$159 in 2002. As for the Beaufor Mine, it produced 54,803 ounces of gold at a cash cost of US$245 compared with 56,065 ounces at a cash cost of US$163 in 2002. The increase in production costs is primarily attributable to the fact that the grades of ore obtained at the Beaufor and Hammerdown mines in 2003 were closer to reserve grades. Because cash costs are incurred in Canadian dollars and presented in American dollars, the appreciation of the Canadian dollar, which rose in value from an average of US$0.64 in 2002 to US$0.71 in 2003, also increased production costs.

Results for 2003

Richmont Mines reported solid results for 2003, despite a slight decline in earnings compared with last year. With the objective of increasing reserves and resources, the Company invested $4,820,706 in exploration and project evaluation. These initiatives contributed to the acquisition of the East Amphi property and an option to acquire the Island Gold project, two very promising properties. Furthermore, exploration replaced the majority of reserves mined at the Beaufor Mine during the year.

Richmont Mines continued to deliver good financial results in 2003, with net earnings of $5 million, or $0.32 per share, compared with net earnings of $7.1 million, or $0.46 per share in 2002. The Company is thus among the most profitable junior and intermediate gold producers.

Results 1999 to 2003

Thousands of CAN$



$20,000
15,000
10,000
5,000
0
-5,000
-10,000
7,466
-8,441
9,552
-2,882
8,976
1,284
16,032
7,073
10,900
5,035
99
00
01
02
03
Net earnings (loss)
Cash flow from operations

His motivation: Ensuring Richmont Mines' growth



MARTIN RIVARD



MARTIN RIVARD

Executive Vice President

Mr. Rivard holds a Bachelor's degree in Business Administration. With great enthusiasm and commitment, he has assumed various roles at the Company since 1996, enabling him to refine his knowledge across all fields of activity. Since 2000, he has served as Executive Vice President and has been a member of the Management Committee since 1997. His responsibilities include corporate development, acquisitions and investor relations.

Richmont Mines maintains its excellent financial position, with no long-term debt and, as at December 31, 2003, working capital of $31.2 million. Thanks to sound management, cash flow from operations has amounted to more than $10 million per year, or approximately 20% of revenues, over the past two years.

FINANCIAL ASPECTS

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, and the calculation of asset retirement obligations as well as future income and mining taxes. Consequently, future results may differ from these estimates.

Changes in accounting policies

In 2003, the Company adopted the following three new accounting policies:

> *Asset Retirement Obligations*
The method used to measure these obligations, estimated to be $3,207,529 on December 31, 2003, is described in note 5 of the consolidated financial statements.

> *Stock-based Compensation and Other Stock-based Payments*
In 2002, the settlement-value method was used to record the stock options granted to employees. However, in 2003, the Company decided to retroactively adopt to January 1, 2002, the fair-value method, calculated using the Black & Scholes option pricing model, to record such options. Stock-based compensation was $1,812,457 for 2002 and $354,102 for 2003.

> *Disclosure of Guarantees*
The Company has no guarantees other than those disclosed in notes 5, 14 and 15 of the consolidated financial statements, its main guarantees being asset retirement obligations.

These changes, described in note 1 of the consolidated financial statements, had a significant impact on earnings, results and balance sheets.

Revenues

Given the increase in the market price of gold in 2003, Richmont Mines maintained its revenues at a level similar to that attained in 2002, despite a slight decrease in production. The average selling price of gold obtained in 2003 was $518 (US$370) per ounce compared with $485 (US$309) per ounce in 2002. In fact, Richmont Mines posted precious metal revenues of $48,103,530 in 2003 compared with revenues of $49,815,082 in 2002.

Expenses

Ore production from the Beaufor Mine was 70,000 tons higher in 2003 than 2002. However, since grades were lower, the number of ounces of gold sold was slightly lower than last year. The greater amount of ore produced accounts for most of the increase in operating costs, which rose from $25,403,492 in 2002 to $30,324,791 in 2003.

Administrative expenses fell by $1,101,523 in 2003, reflecting the decrease in stock-based compensation.

The Company recognized expenses of $3.6 million for exploration and project evaluation in 2003. This represents a total investment of $4.8 million over the course of the year minus $1.2 million in tax credits applied directly against these costs.

Minority interest

The minority interest recognized in results, which totalled $1,005,290 in 2003 compared with $31,427 in 2002, represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines Inc. owns a 69% interest. On the balance sheet, this minority interest represents the share of the net assets of Louvem Mines Inc. due to these minority shareholders. This amount totalled $1,055,917 in 2003 compared with $50,627 in 2002.

(All dollar figures are in CAN$, unless otherwise stated)

Assets

The total assets of Richmont Mines increased from $46,038,700 as at December 31, 2002 to $53,495,197 as at December 31, 2003. Short-term assets remained relatively stable, standing at $36,135,906 at year-end 2003, and representing almost 68% of total assets. *The other items accounting for this increase in assets are:*

> Security deposits, which totalled $1,286,061 compared with $19,000 in 2002.
> The acquisition of new properties and investments at existing mines, net of depreciation, increased assets by $4,771,877.
> Future mining and income taxes, which amounted to $1,134,452.

Future mining and income taxes

Since the Company anticipates that it is more probable than improbable that it will recover a portion of its future tax assets, an amount of $1,134,452 was accounted for in the balance sheet. Note that future income and mining taxes were recognized as both assets and liabilities, since the amounts pertain to different corporate entities and various legislations as federal, provincial and mining taxes. All tax liabilities, which total $672,061, were recorded. Note 7 of the consolidated financial statements provides detailed information about tax conciliation as well as future income tax assets and liabilities.

Shareholders' equity

The change in shareholders' equity results mainly from the annual earnings recorded as retained earnings. Furthermore, capital *stock increased from $26,740,292 in 2002 to $28,189,056 in 2003 as a result of the issue of common shares following the* exercise of options as well as private flow-through share financing.

The Stock Option Purchase Plan was amended at the 2003 meeting of shareholders. At year-end 2003, Richmont Mines had only 16,073,653 shares outstanding and had granted 1,845,500 options.

Cash flow from operations

Thanks to the profitability of operations at the Beaufor and Hammerdown mines, cash flow from operations before net change in non-cash working capital was $10,900,358 in 2003 compared with $16,032,057 in 2002.

Investments

The Company's major investment this year was the $7 million spent to acquire the East Amphi property. In 2002, a total of $318,000 was invested to acquire the Sewell and Cripple Creek exploration properties. In 2003, capital expenditures at the Beaufor Mine were $1,255,345, while $1,293,246 was invested for this purpose in 2002. The investments at Beaufor in 2003 include the construction of the office for administrative, engineering and geology departments, as well as the purchase of new production equipment.

Financing

During fiscal year 2003, the Company issued 380,900 shares following the exercise of $1,158,320 in stock options. It also completed a private placement by issuing 60,753 common flow-through shares for a net amount of $489,336. Through its share buyback program, Richmont Mines also redeemed 115,300 common shares for a total amount of $577,201. In 2002, the Company did not redeemed any shares and issued 696,100 shares, all following the exercise of stock options, for an amount of $1,770,855.

Cash, cash equivalents and short-term investments

As at December 31, 2003, Richmont Mines had $30,083,879 in cash, cash equivalents and short-term investments compared with $30,978,920 at year-end 2002. Cash flow from operations covered all $9,275,854 in acquisitions of property, plant and equipment as well as $1,267,061 in security deposits.

Commitments and contingency

During 2004, the Company intends to invest up to $6 million in exploration on the East Amphi mining property. Initiated in January 2004, this work will mainly involve the driving of an access ramp, the lateral development of exploration drifts and a major drilling campaign.

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance, an amount which may become repayable under certain conditions. Since it was not possible to determine the amount of any such repayment as at December 31, 2003, no provision was recorded for this purpose.

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Here is a non-exhaustive list of the main critical factors that must be taken into account when evaluating a mining company: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site-restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing minor accidents. The profitability of a gold producer is also linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges, while paving the way for a promising and profitable future.

SOCIAL RESPONSIBILITY

Labour relations

Richmont Mines offers its employees competitive compensation including attractive benefits as well as a Stock Option Purchase Plan for management. As at December 31, 2003, the Company employed a total of 232 workers. Over the course of the year, the hourly employees of the Camflo Mill unionized, and the discussions with their representatives had no significant impact on operations. At the end of the year, negotiations were proceeding normally. The employees of the Beaufor and Hammerdown mines are not unionized, and labour relations at both facilities are satisfactory. Safety at work is a priority for Richmont Mines, and the Company spares no effort in this regard; on each site there is a very active health and safety committee. Furthermore, thanks to employee safety awareness, the Beaufor Mine reached in 2003 the mark of one year with no compensable accidents.

Since Richmont Mines considers higher education to be very important, it has renewed its policy of offering scholarships to employees' children registered in full-time university programs. In 2003, seventeen $1,000 scholarships were awarded. Since instituting this program in 1994, the Company has granted $126,000 in scholarships.

The Company also supports a number of university foundations as well as several sports and cultural organizations in the communities near its operating sites.

Environment

Since environmental friendliness is one of the main preoccupations of the management of Richmont Mines, every effort is made to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2003, the Company guaranteed the restoration of its mining sites by purchasing security deposits valued at $1,286,061, whereas it previously relied on letters of credit. Tailings sites are one of the most critical environmental concerns for gold producers. Richmont Mines' tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Gold market

In 2003, the average market price of gold increased to US$363 per ounce from US$310 in 2002. At the end of the year, it even reached a 13-year peak of US$416, which benefited all gold producers. The main factors that have positively affected the gold price are:

> The depreciation of the American dollar and low interest rates.
> The non-hedging or reduced hedging policies of producers.
> The anticipated renewal of the Washington Agreement prior to its expiration in September 2004.
> The low increase in production of the industry as a whole.
> The ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years ahead and thus that the gold price will continue to climb, averaging above the US$400 mark in 2004.

Prevailing gold price vs. Richmont Mines' average selling price

American dollars


US$400
350
300
250
279
261
280
292
271
271
310
309
363
370
99
00
01
02
03
Prevailing price
Selling price

(All dollar figures are in CAN$, unless otherwise stated)

Exchange rate

The Canadian dollar increased in value over the course of the year, rising from US$0.64 in 2002 to US$0.71 in 2003. Since Richmont Mines realizes the majority of its revenues in American dollars, this situation led to a decrease in cash receipts from gold sales and thus limited the benefits associated with the rising gold price.

Financial instruments

In order to minimize the risks associated with fluctuations in the gold price and exchange rates, Richmont Mines occasionally uses derivative financial instruments and short-term gold hedging contracts. As at December 31, 2003, Richmont Mines had no gold hedging contracts and no U.S. dollar exchange contracts for the coming year.

OUTLOOK

In 2004, Richmont Mines expects to produce 71,000 ounces of gold, at a cash cost of US$269 per ounce, at the Beaufor and Hammerdown mines. This lower production forecast reflects the depletion of reserves at the Hammerdown Mine. Given the ongoing increase in the market price of gold, Richmont Mines can expect good results for 2004. In order to ensure its future growth and thus become an intermediate gold producer (250,000 ounces of gold), the Company intends to pursue strategic exploration on its properties in 2004. Richmont Mines has allocated $1.5 million for exploration at its operating mines and $1.4 million for work on its exploration properties. In addition to these amounts, $7 million will be invested in the East Amphi property, and $2.5 million will be spent by a third party on the Island Gold project. The Company plans to finance these expenditures with cash on hand and cash flow from operations. Richmont Mines will thus preserve its excellent financial position.

Common shares

	2003	2002	2001
Outstanding	**16,073,653**	15,747,300	15,051,200
Fully diluted	**17,919,153**	17,831,200	16,771,200
Closing price on December 31	**$6.20**	**$5.84**	**$1.87**

Toronto Stock Exchange (TSE) (CAN$)

2003	**Share volume (thousands)**	**High**	**Low**	**Close**
First quarter	1,873	6.40	4.35	4.90
Second quarter	496	5.00	3.82	4.05
Third quarter	2,226	6.48	3.80	6.00
Fourth quarter	1,232	6.90	5.50	6.20
Annual summary	**5,827**	**6.90**	**3.80**	**6.20**

American Stock Exchange (AMEX) (US$)

2003	***Share volume (thousands)***	**High**	**Low**	***Close***
First quarter	4,406	4.33	2.95	3.36
Second quarter	2,454	3.58	2.78	2.95
Third quarter	6,227	4.77	2.85	4.44
Fourth quarter	4,952	5.29	4.16	4.76
Annual summary	**18,039**	**5.29**	**2.78**	**4.76**

His main objective: Maintaining a solid financial structure



JEAN-YVES LALIBERTÉ



JEAN-YVES LALIBERTÉ, CA

Vice President, Finance

Mr. Laliberté is a chartered accountant and joined Richmont Mines in 1989. He worked at KPMG LLP prior to his employment with the Company. Mr. Laliberté held the position of Corporate Controller at Richmont Mines from 1989 to 1994 before being appointed Vice President, Finance, in 1994. He is responsible for the Company's financial activities as well as cash flow management. His experience and knowledge contribute significantly to the economic growth of Richmont Mines.

Management's Report

Management is responsible for preparing the attached financial statements and for all other information contained in the annual report. Approved by the Board of Directors, the consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These statements include amounts based on estimates and judgments. All the financial information contained in the annual report is representative of the data presented in the consolidated financial statements.

Equipped with adequate systems of internal accounting and administrative controls, management is able to provide reasonable assurance that the financial information presented is relevant and reliable. These systems are also designed to ensure that the Company assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board is ultimately responsible for reviewing, verifying and approving the consolidated financial statements. It must carry out this responsibility principally through its Audit Committee. To this end, the Committee meets periodically with management and the external auditors to discuss auditing matters and to review the consolidated financial statements. The Committee then reports its findings to the Board for its consideration when approving the consolidated financial statements issued to shareholders in the annual report. The external auditors, KPMG LLP, have free access to the members of the Audit Committee at all times.

Louis Dionne
President and Chief Executive Officer

Jean-Yves Laliberté
Vice President, Finance

January 23, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flow for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Montreal, Canada
January 23, 2004

Consolidated Statements of Earnings

Years ended December 31 (in Canadian dollars)	**2003** **$**	2002 $ (Restated)	2001 $ (Restated)
REVENUES			
Precious metals	**48,103,530**	49,815,082	34,013,168
Other revenues *(note 3)*	**2,205,511**	1,960,728	1,030,348
	50,309,041	51,775,810	35,043,516
EXPENSES			
Operating costs	**30,324,791**	25,403,492	20,570,443
Royalties	**851,242**	675,177	206,591
Administration	**2,772,658**	3,874,181	1,660,124
Exploration and evaluation of projects *(note 4)*	**3,626,107**	3,727,600	460,300
Evaluation and maintenance charges – Beaufor Mine	**-**	-	1,283,528
Accretion expense of asset retirement obligations *(note 5)*	**150,848**	142,984	128,950
Expense of asset retirement	**-**	100,000	-
Depreciation and depletion	**4,817,968**	6,812,412	5,028,419
Write-down of mining assets *(note 6)*	**-**	-	4,162,918
	42,543,614	40,735,846	33,501,273
EARNINGS BEFORE OTHER ITEMS	**7,765,427**	11,039,964	1,542,243
MINING AND INCOME TAXES *(note 7)*	**1,725,596**	3,935,969	258,605
	6,039,831	7,103,995	1,283,638
MINORITY INTEREST	**1,005,290**	31,427	-
NET EARNINGS	**5,034,541**	7,072,568	1,283,638
NET EARNINGS PER SHARE *(note 8)*			
Basic	**0.32**	0.46	0.09
Diluted	**0.31**	0.45	0.09
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**15,926,191**	15,339,497	15,051,644

Consolidated Statements of Retained Earnings

Years ended December 31 (in Canadian dollars)	**2003** **$**	2002 $ (Restated)	2001 $ (Restated)
BALANCE, BEGINNING OF YEAR	**9,476,530**	390,712	(129,752)
Changes in accounting policies *(note 1)*	**(880,398)**	1,132,852	367,304
Restated balance	**8,596,132**	1,523,564	237,552
Net earnings	**5,034,541**	7,072,568	1,283,638
Redemption of shares *(note 13)*	**(378,309)**	-	2,374
BALANCE, END OF YEAR	**13,252,364**	8,596,132	1,523,564

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

December 31 (in Canadian dollars)	**2003** **$**	2002 $ (Restated)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**29,083,879**	19,473,235
Short-term investments *(note 9)*	**1,000,000**	11,505,685
Accounts receivable *(note 10)*	**3,203,269**	1,937,412
Inventories *(note 11)*	**2,848,758**	2,936,467
	36,135,906	35,852,799
SECURITY DEPOSITS	**1,286,061**	19,000
PROPERTY, PLANT AND EQUIPMENT *(note 12)*	**14,938,778**	10,166,901
FUTURE MINING AND INCOME TAXES *(note 7)*	**1,134,452**	-
	53,495,197	46,038,700
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	**3,507,213**	3,345,916
Mining and income taxes payable	**1,444,718**	2,750,806
	4,951,931	6,096,722
ASSET RETIREMENT OBLIGATIONS *(note 5)*	**3,207,529**	2,742,690
MINORITY INTEREST	**1,055,917**	50,627
FUTURE MINING AND INCOME TAXES *(note 7)*	**672,061**	-
	9,887,438	8,890,039
SHAREHOLDERS' EQUITY		
Capital stock *(note 13)*	**28,189,056**	26,740,292
Contributed surplus	**2,166,339**	1,812,237
Retained earnings	**13,252,364**	8,596,132
	43,607,759	37,148,661
Commitments *(note 14)*		
Contingency *(note 15)*		
	53,495,197	46,038,700

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard
Chairman

Réjean Houle
Director

Consolidated Statements of Cash Flow

Years ended December 31 (in Canadian dollars)	2003 $	2002 $ (Restated)	2001 $ (Restated)
CASH FLOW FROM OPERATIONS			
Net earnings	**5,034,541**	7,072,568	1,283,638
Adjustments for:			
Depreciation and depletion	**4,817,968**	6,812,412	5,028,419
Stock-based compensation	**354,102**	1,831,437	-
Accretion expense of asset retirement obligations	**150,848**	142,984	128,950
Liability settlement	**-**	-	(500,000)
Write-down of short-term investments	**-**	219,372	-
Write-down of mining assets	**-**	-	4,162,918
Minority interest	**1,005,290**	31,427	-
Future mining and income taxes	**(462,391)**	(78,143)	(1,128,051)
	10,900,358	16,032,057	8,975,874
Net change in non-cash working capital	**(2,322,939)**	(96,309)	2,974,514
	8,577,419	15,935,748	11,950,388
CASH FLOW USED IN INVESTMENTS			
Short-term investments	**10,505,685**	(11,725,057)	-
Security deposits	**(1,267,061)**	(19,000)	-
Beaufor Mine	**(1,255,345)**	(1,293,246)	(3,599,984)
Hammerdown Mine	**-**	(62,854)	(3,858,801)
East Amphi property	**(7,104,894)**	-	-
Other investments	**(915,615)**	(738,988)	(130,824)
	(37,230)	(13,839,145)	(7,589,609)
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES			
Issue of common shares	**1,647,656**	1,770,855	-
Redemption of common shares	**(577,201)**	-	(6,590)
	1,070,455	1,770,855	(6,590)
Net increase in cash and cash equivalents	**9,610,644**	3,867,458	4,354,189
Cash and cash equivalents, beginning of year	**19,473,235**	15,605,777	11,251,588
Cash and cash equivalents, end of year	**29,083,879**	19,473,235	15,605,777
SUPPLEMENTAL INFORMATION			
Cash paid during the year:			
Mining and income taxes	**3,984,254**	2,840,445	702,132

See accompanying notes to consolidated financial statements.

Years ended December 31, 2003, 2002 and 2001 (in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Changes in accounting policies

a) During the fourth quarter of 2003, the Company retroactively adopted by anticipation the new accounting recommendations of section 3110 of the Canadian Institute of Chartered Accountants handbook relating to "Asset retirement obligations." This section defines the standards for the recognition, measurement and disclosure of asset retirement obligations. Prior to this quarter, the provision for site restoration costs was recognized in expenses.

According to this section, the total amount of the estimated cash flow required to settle the obligations arising from environmentally acceptable closure and post-closure plans is discounted based on the credit-adjusted risk-free rate and is recorded as a liability. In way of compensation, the total discounted estimated cash flow is capitalized to the associated long-lived assets, and depreciated in accordance with the units-of-production method calculated on proven and probable reserves. The asset retirement obligations recorded are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

Accordingly and as required by the transition standards of this section, the financial statements for the years ended December 31, 2002 and 2001 were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 2000 has been increased by $367,304 and net earnings for the years ended December 31, 2002 and 2001 have been (decreased) increased by ($368,413) and $765,548, respectively.

b) During the fourth quarter of 2003, the Company adopted in advance the new accounting policy relating to the recognition of stock-based compensation and other stock-based payments. The Company uses from now on the fair-value method calculated according to the Black & Scholes option pricing model to record the stock options granted for the benefit of employees. Before that date, the settlement-value method was used to record these stock options.

The retroactive transition method with restatement was used. Accordingly, the financial statements for the year ended December 31, 2002 were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 2002 has been decreased by $1,644,837.

c) In February 2003, the CICA issued Accounting Guideline ("AcG-14"), Disclosure of Guarantees, which requires certain disclosures to be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third-party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, liability or equity security of the other party.

In management's opinion, the Company does not have guarantees, other than those disclosed in notes 5, 14 and 15.

2. Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 18, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (69%).

2. Significant accounting policies (continued)

b) Precious metals revenue recognition

Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership are transferred to the purchaser.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

d) Short-term investments

Short-term investments are carried at the lower of cost and market value.

e) Inventories

Supply inventories are valued at the lower of average cost and replacement cost. Ore and precious metals inventories are valued at the lower of average cost and net realizable value.

f) Exploration properties

Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policies described in note 2 g).

g) Property, plant and equipment

Property, plant and equipment are recorded at cost. Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed-asset categories and are depreciated according to the units-of-production method calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

Construction costs include interest on funds borrowed and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

When the net carrying value of a capital asset exceeds the estimated undiscounted future net cash flow, the excess is charged to earnings.

h) Future mining and income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

i) Foreign currency translations

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings.

j) Hedging activities

Gains and losses on forward contracts and other instruments that effectively establish selling prices for future production are not recognized in income until reflected in precious metals revenues when the related production is delivered.

k) Government assistance

Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

l) Earnings per share

Earnings per share is the result of net earnings divided by the average outstanding number of shares during the period. Diluted earnings per share is determined using the treasury-stock method.

m) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, the provisions for site restoration costs and income and mining taxes. Accordingly, actual results could differ from these estimates.

3. Government assistance

The Company has recorded government assistance in the amount of $1,006,196 ($1,522,996 in 2002 and $287,636 in 2001) in "Other revenues."

4. Exploration and evaluation of projects

	2003	2002	2001
	$	$	$
Francoeur Mine	**1,776,152**	2,331,734	273,958
Hammerdown Mine	**515,200**	384,595	-
Beaufor Mine	**1,221,682**	808,244	-
Wasamac property	**551,320**	29,412	27,882
Other properties	**421,041**	20,008	56,016
Evaluation of projects	**335,311**	153,607	102,444
	4,820,706	3,727,600	460,300
Exploration tax credit	**1,194,599**	-	-
	3,626,107	3,727,600	460,300

5. Asset retirement obligations

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management's best estimate of the costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a) Changes in obligations

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2003, 2002 and 2001:

2003	Liability balance as at January 1	Accretion expense	New liability	Liability balance as at December 31
	$	$	$	$
Hammerdown Mine	206,130	11,337	-	**217,467**
Nugget Pond Mill	580,883	31,949	-	**612,832**
Francoeur Mine	147,236	8,098	-	**155,334**
Beaufor Mine	256,948	14,132	-	**271,080**
Camflo Mill	1,551,493	85,332	-	**1,636,825**
East Amphi property	-	-	313,991	**313,991**
	2,742,690	150,848	313,991	**3,207,529**

Years ended December 31, 2003, 2002 and 2001 (in Canadian dollars)

5. Asset retirement obligations (continued)

2002	Liability balance as at January 1 $	Accretion expense $	Liability balance as at December 31 $
Hammerdown Mine	195,384	10,746	206,130
Nugget Pond Mill	550,600	30,283	580,883
Francoeur Mine	139,561	7,675	147,236
Beaufor Mine	243,552	13,396	256,948
Camflo Mill	1,470,609	80,884	1,551,493
	2,599,706	142,984	2,742,690

2001	Liability balance as at January 1 $	Accretion expense $	Liability settlement $	Liability balance as at December 31 $
Hammerdown Mine	190,223	5,161	-	195,384
Nugget Pond Mill	521,896	28,704	-	550,600
Francoeur Mine	132,285	7,276	-	139,561
Beaufor Mine	732,410	11,142	500,000	243,552
Camflo Mill	1,393,942	76,667	-	1,470,609
	2,970,756	128,950	500,000	2,599,706

b) *Information used in the calculation of obligations*

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2003:

	Total amount of the estimated cash flow $	Discount period remaining in years	Credit-adjusted risk-free rate %
Hammerdown Mine	229,428	2004	5.5
Nugget Pond Mill	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	456,756	2010	5.5
	4,373,152		

c) The fair value of the asset obligations

The following table sets forth the fair value of the assets subject to laws and regulations that will be subject to the settlement of the asset retirement obligations. As at December 31, 2003, the Company has posted deposit certificates as security for its site restoration obligations split as follows:

c) The fair value of the asset obligations (continued)

	2003
	$
Nugget Pond Mill and Hammerdown Mine	**30,000**
Francoeur Mine	**19,000**
Beaufor Mine	**9,800**
Camflo Mill	**1,227,261**
East Amphi property	**-**
	1,286,061

As at December 31, 2002, the Company had posted letters of credit amounting to $1,257,000 and a security deposit of $19,000 as a guarantee for its site restoration obligation.

6. Write-down of mining assets

Each year, the Company reviews the carrying value of its assets. As at December 31, 2001, the Company concluded that a write-down was required for Nugget Pond Mine of $4,162,918.

7. Mining and income taxes

Mining and income tax expense attributable to earnings consists of:

	2003	2002	2001
	$	$	$
Current	**2,187,987**	4,014,112	1,386,656
Future	**(462,391)**	(78,143)	(1,128,051)
	1,725,596	3,935,969	258,605

Income tax expense attributed to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.07% (2002 – 34.09% and 2001 – 32.83%) to earnings before mining and income taxes as a result of the following:

	2003	2002	2001
	$	$	$
		(Restated)	(Restated)
Earnings before mining and income taxes:	**7,765,427**	11,039,964	1,542,243
Computed "expected" tax expense	**2,568,027**	3,763,745	506,263
Increase (decrease) in mining and income taxes resulting from:			
Resource allowance deduction	**(696,616)**	(1,124,713)	(595,449)
Tax benefits not recognized	**(987,202)**	(810,941)	266,382
Other	**(267,621)**	122,274	(294,983)
Income taxes	**616,588**	1,950,365	(117,787)
Large corporations tax	**-**	-	1,200
Mining duties	**1,109,008**	1,985,604	375,192
Total current and future mining and income tax provision	**1,725,596**	3,935,969	258,605

Years ended December 31, 2003, 2002 and 2001 (in Canadian dollars)

7. Mining and income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2003 and 2002, are presented below:

	2003	2002
	$	$
		(Restated)
Long-term future tax assets:		
Losses carry forward	**238,779**	198,254
Asset retirement obligations	**1,406,399**	1,220,971
Property, plant and equipment	**1,390,019**	2,028,538
Future tax assets	**3,035,197**	3,447,763
Less valuation allowance	**(1,900,745)**	(2,887,947)
	1,134,452	559,816
Long-term future tax liabilities:		
Property, plant and equipment	**(420,044)**	(559,816)
Other	**(252,017)**	-
	(672,061)	(559,816)
Net long-term future tax assets	**462,391**	-

The Company may benefit from capital losses to carry forward (without an expiry date) amounting to $1,019,120.

8. Net earnings per share

	2003	2002 (Restated)	2001 (Restated)
Net earnings attributed to common shareholders ($)	**5,034,541**	7,072,568	1,283,638
Weighted average number of outstanding shares	**15,926,191**	15,339,497	15,051,644
Effect of dilutive share purchase options	**550,088**	511,156	-
Weighted average number of dilutive outstanding shares	**16,476,279**	15,850,653	15,051,644
Basic earnings per share ($)	**0.32**	0.46	0.09
Diluted earnings per share ($)	**0.31**	0.45	0.09

9. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,540,000 ($11,597,944 in 2002).

10. Accounts receivable

	2003	2002
	$	$
Sales and income taxes	**2,499,572**	912,428
Government assistance	**572,205**	662,177
Other	**131,492**	362,807
	3,203,269	1,937,412

11. Inventories

	2003	2002
	$	$
Precious metals	**801,706**	910,769
Ore	**625,900**	881,355
Supply	**1,421,152**	1,144,343
	2,848,758	2,936,467

12. Property, plant and equipment

			2003			2002
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$	$	$	$
				(Restated)	(Restated)	(Restated)
Mining properties	**13,684,634**	**4,830,650**	**8,853,984**	5,644,726	2,684,378	2,960,348
Development costs	**6,182,163**	**4,739,536**	**1,442,627**	5,865,061	3,819,427	2,045,634
Buildings	**6,985,400**	**5,136,954**	**1,848,446**	5,757,767	4,435,198	1,322,569
Equipment	**13,070,609**	**11,159,433**	**1,911,176**	13,421,129	10,345,335	3,075,794
Asset retirement	**2,156,121**	**1,273,576**	**882,545**	1,842,130	1,079,574	762,556
	42,078,927	**27,140,149**	**14,938,778**	32,530,813	22,363,912	10,166,901

13. Capital stock

Authorized: Unlimited number of common shares, no par value

		2003		2002
	Number of shares	Amount $	Number of shares	Amount $ (Restated)
Issued and paid: Common shares				
Balance, beginning of year	**15,747,300**	**26,740,292**	15,051,200	24,969,437
Issue of shares a)	**441,653**	**1,647,656**	696,100	1,770,855
Redemption of shares b)	**(115,300)**	**(198,892)**	-	-
Balance, end of year	**16,073,653**	**28,189,056**	15,747,300	26,740,292

Years ended December 31, 2003, 2002 and 2001 (in Canadian dollars)

13. Capital stock (continued)

a) Issue of shares

In 2003, the Company issued, through the exercise of stock options, 380,900 common shares and 60,753 flow-through shares from a private investment for a cash consideration of $1,158,320 and $489,336, respectively.

In 2002, the Company issued 696,100 common shares through the exercise of stock options for a cash consideration of $1,770,855.

b) Redemption of shares

In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. This transaction reduced retained earnings by $378,309.

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

A summary of the status, as at December 31, 2003 and 2002, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2003		2002
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of year	**1,903,900**	**3.53**	1,520,000	2.94
Granted	**155,000**	**4.87**	1,295,000	4.06
Exercised	**(300,900)**	**2.47**	(676,100)	2.47
Cancelled or expired	**(12,500)**	**2.28**	(235,000)	5.71
Options outstanding, end of year	**1,745,500**	**3.84**	1,903,900	3.53
Exercisable options, end of year	**1,459,500**	**3.71**	1,647,900	3.46

The following table summarizes information about the Stock Option Plan at December 31, 2003:

	Options outstanding at December 31, 2003			**Exercisable options at December 31, 2003**	
Exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
$1.65 to $2.50	410,500	2.2	1.77	395,500	1.75
$3.10 to $3.93	290,000	1.6	3.62	260,000	3.60
$4.25 to $5.50	1,045,000	3.9	4.71	804,000	4.70
	1,745,500	**3.1**	**3.84**	**1,459,500**	**3.71**

During fiscal year 2003, the Company allocated 155,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $2.41.

c) Stock Option Purchase Plan (continued)

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	**4.0%**	4.5%
Expected life	**4 years**	4 years
Expected volatility	**60%**	45%
Expected dividend yield	**0.0%**	0.0%

In 2003, the compensation cost recorded in expenses for the allocation of stock-based compensation for the benefit of employees is $354,102 ($1,831,437 in 2002). The amount credited to contributed surplus for these allocations is $354,102 ($1,812,237 in 2002).

d) Other stock options

	2003		2002	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of year	**180,000**	**3.42**	200,000	3.60
Exercised	**(80,000)**	**5.20**	(20,000)	5.20
Options outstanding, end of year and exercisable	**100,000**	**2.00**	180,000	3.42

As at December 31, 2003, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 1.3 years.

14. Commitments

The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

The Company will do exploration work for up to $6,000,000 on the East Amphi property during 2004.

15. Contingency

Since an agreement was signed in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This assistance may become repayable under certain conditions. It is not currently possible to determine the amount of such repayment, if any, and, accordingly, no provision has been recorded in these financial statements.

16. Financial instruments and risk management

The nature of its operations exposes the Company to commodity price fluctuations and to foreign currency exchange risks. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

a) Foreign exchange risk

The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk. As at December 31, 2003, the Company did not have forward exchange contracts.

As at December 31, 2002, the Company had forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198.

b) Commodity price risk

For its gold production, the Company reduces its risk in case of a decrease in the gold price through the use of forward sales contracts and put and call options. As at December 31, 2003, the Company did not have forward sales contracts.

As at December 31, 2002, the Company had a hedging program covering 11,000 ounces of gold in 2003 using put and call options.

The fair value of the Company's off-balance-sheet financial instruments, held as at December 31, 2002 is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2002, the fair value of these contracts was a loss of $205,955.

c) Credit risk

Financial instruments that expose the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

d) The fair value of financial instruments

The Company owns and assumes assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

17. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

17. Segmented information (continued)

2003	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	**30,053,401**	**19,161,730**	**1,093,910**	**50,309,041**
Mining operation and other expenses	**19,481,450**	**12,027,015**	**2,591,074**	**34,099,539**
Exploration and evaluation of projects	**1,202,249**	**703,200**	**1,720,658**	**3,626,107**
Depreciation and depletion	**899,155**	**3,825,046**	**93,767**	**4,817,968**
Earnings (loss) before other items	**8,470,547**	**2,606,469**	**(3,311,589)**	**7,765,427**
Acquisition of property, plant and equipment	**1,936,366**	**-**	**7,339,488**	**9,275,854**
Current assets	**5,182,808**	**1,473,211**	**29,479,887**	**36,135,906**
Security deposits	**1,237,061**	**30,000**	**19,000**	**1,286,061**
Property, plant and equipment	**4,431,964**	**2,285,634**	**8,221,180**	**14,938,778**
Future mining and income taxes	**424,299**	**-**	**710,153**	**1,134,452**
Total assets	**11,276,132**	**3,788,845**	**38,430,220**	**53,495,197**

2002	$	$	$	$ (Restated)
Revenues	27,671,858	23,190,787	913,165	51,775,810
Mining operation and other expenses	14,283,067	12,175,856	3,736,911	30,195,834
Exploration and evaluation of projects	809,014	400,659	2,517,927	3,727,600
Depreciation and depletion	2,457,203	4,281,450	73,759	6,812,412
Earnings (loss) before other items	10,122,574	6,332,822	(5,415,432)	11,039,964
Acquisition of property, plant and equipment	1,293,246	62,854	738,988	2,095,088
Current assets	3,970,083	1,554,770	30,327,946	35,852,799
Security deposits	-	-	19,000	19,000
Property, plant and equipment	3,394,752	6,110,680	661,469	10,166,901
Total assets	7,364,835	7,665,450	31,008,415	46,038,700

2001	$	$	$	$ (Restated)
Revenues	14,679,188	19,559,762	804,566	35,043,516
Mining operation and other expenses	10,039,451	11,503,852	1,022,805	22,566,108
Exploration and evaluation of projects	301,840	56,016	102,444	460,300
Maintenance charges – Beaufor Mine	1,283,528	-	-	1,283,528
Depreciation and depletion	778,196	4,180,909	69,314	5,028,419
Write-down of mining assets	-	4,162,918	-	4,162,918
Earnings (loss) before other items	2,276,173	(343,933)	(389,997)	1,542,243
Acquisition of property, plant and equipment	3,599,984	3,884,582	105,043	7,589,609
Current assets	2,700,462	1,489,518	13,934,615	18,124,595
Property, plant and equipment	4,246,267	10,329,276	308,682	14,884,225
Total assets	6,946,729	11,818,794	14,243,297	33,008,820

Years ended December 31, 2003, 2002 and 2001 (in Canadian dollars)

18. Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings would have been as follows:

	2003	2002	2001
	$	$	$
		(Restated)	(Restated)
Net earnings reported under Canadian GAAP	**5,034,541**	7,072,568	1,283,638
Add (deduct):			
Amortization of start-up costs a)	**-**	-	377,798
Differences in accounting related to forward contracts b)	**254,153**	(254,153)	599,473
Differences in accounting related to investments c)	**540,000**	-	-
Income taxes d)	**(128,630)**	86,640	(439,772)
	5,700,064	6,905,055	1,821,137
Cumulative effect of changes in accounting policies e)	**(880,398)**	2,013,250	(765,548)
Net earnings and comprehensive income reported under U.S. GAAP	**4,819,666**	8,918,305	1,055,589
Net earnings per share reported under U.S. GAAP			
Basic	**0.30**	0.58	0.07
Diluted	**0.29**	0.56	0.07
Shareholders' equity reported under Canadian GAAP	**43,607,759**	37,148,661	
Differences in accounting related to forward contracts b)	**-**	(254,153)	
Differences in accounting related to investments c)	**540,000**	-	
Income taxes d)	**(41,990)**	86,640	
Cumulative effect of changes in accounting policies e)	**-**	(745,239)	
Flow-through shares f)	**(140,947)**	-	
Shareholders' equity reported under U.S. GAAP	**43,964,822**	36,235,909	

a) Under U.S. GAAP, start-up costs, which are capitalized and amortized under Canadian GAAP, must be charged against earnings when they are incurred.

b) The standards on the designation and the documentation of hedging transactions under U.S. GAAP are different than those applicable in Canada. When hedge accounting is not applicable, U.S. GAAP requires that the changes in the fair value of the financial instruments be recorded in the income statement of the related year, and taken into account in the calculation of net earnings.

c) Under U.S. GAAP, short-term investments classified as trading securities must be recorded at fair value and all changes in the value must be accounted for in the income statement.

d) These amounts represent the tax impacts relating to the above a), b) and c) adjustments.

e) Under U.S. GAAP, the cumulative effect of changes in accounting policies must be recorded in the income statement of the year during which the modifications are applied.

f) Under U.S. GAAP, a liability must be recorded for the excess between the price paid for the flow-through shares and the quoted price of the existing shares, while in Canada the excess is deducted from shareholders' equity.

19. *Comparative figures*

Certain comparative figures provided for fiscal years 2002 and 2001 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2003.

Board of Directors and Officers

BOARD OF DIRECTORS	OFFICERS	OPERATIONS NEWFOUNDLAND DIVISION	OPERATIONS QUEBEC DIVISION
Jean-Guy Rivard ▪ Chairman **Denis Arcand** Vice Chairman *Director of various companies* **Louis Dionne**, Eng. Director *President and Chief Executive Officer, Richmont Mines Inc.* **Réjean Houle** • ▪ Director *Ambassador, Club de hockey Canadien inc.* **Gilles Loiselle**, PC • ▪ Director *Advisor to the Chairman of the Executive Committee, Power Corporation of Canada* • Member of the Audit Committee ▪ Member of the Compensation Committee	**Louis Dionne**, Eng. President and Chief Executive Officer **Martin Rivard** Executive Vice President **Jean-Yves Laliberté**, CA Vice President, Finance **CORPORATE STAFF** **Nicole Veilleux**, CA Controller **Alain Mercier**, Eng. Manager, Technical Services **Jules Riopel**, M.Sc., P.Geo. Principal Geologist – Exploration	**Allan Cramm** General Superintendent **Don Seymour** Senior Mine Coordinator **Wallace Pinksen** Mill Superintendent **Michelle Morey**, CMA Chief Accountant **Larry Pilgrim**, P.Geo. Production Geologist **David Pollard**, P.Geo. Exploration Geologist **Milton Noel** Coordinator Safety and Human Resources	**Michel Labonté** Manager – Beaufor Mine and Camflo Mill **BEAUFOR MINE** **Marcel Beaudoin**, Eng. Chief Engineer **Marcel St-Pierre** Mine Captain **Laurent Chevalier** Chief Accountant **Donald Trudel**, P.Geo. Chief Geologist **Réal Benoît** Coordinator Safety and Human Resources **CAMFLO MILL** **Richard Nolet** Superintendent **Réal Lafrenière** Chief Accountant

General Information

Richmont Mines Inc.
110 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2 CANADA
Telephone: (819) 797-2465
Fax: (819) 797-0166

Internet
www.richmont-mines.com
info@richmont-mines.com

Transfer Agent and Registrar
Computershare Trust Company of Canada Inc.
1500 University Street, Suite 700
Montreal, Quebec
H3A 3S8 CANADA
Telephone: (514) 982-7888
Fax: (514) 982-7580

Montreal Office
1 Place-Ville-Marie, Suite 2130
Montreal, Quebec
H3B 2C6 CANADA
Telephone: (514) 397-1410
Fax: (514) 397-8620

Stock Exchange Listings (RIC)
Toronto Stock Exchange (TSE)
American Stock Exchange (AMEX)

Co-Transfer Agent and Co-Registrar in the United States
Computershare Trust Company Inc.
Computershare USA
Lakewood, Colorado

Auditors
KPMG LLP

Annual Meeting of Shareholders
The annual meeting of shareholders will be held on
Tuesday, May 18, 2004, at 9:00 a.m., at the Montreal Hilton Bonaventure Hotel, Mont-Royal Room, at 1 Place Bonaventure, Montreal, Quebec H5A 1E4.

Un exemplaire français du présent rapport annuel est disponible sur demande :
1, Place-Ville-Marie, bureau 2130
Montréal (Québec) H3B 2C6 CANADA

Téléphone : (514) 397-1410
Télécopieur : (514) 397-8620

Disclosure regarding forward-looking statements
This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.

DESIGN AND EDITING: LEMIEUXBEDARD.COM

PRINTED IN CANADA

RICHMONT

www.richmont-mines.com